10SB12G
                                   Form 10-SB

                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           I-Tech Holdings Group, Inc.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

       Colorado                                          84-1379282
-----------------------------------      --------------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

         1629 York Street
         Denver, Colorado                                  80206
---------------------------------------                ------------
(Address of principal executive offices)                (Zip Code)


Issuer's telephone number, (303) 691-6163

Securities to be registered under Section 12(b) of the Act:

         Title of each class              Name of each exchange on which
         to be so registered              Each class is to be registered

                None                                    None
         --------------------             ------------------------------

Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                           ---------------------------
                                (Title of class)

                                     PART I

Alternative 3

Item 1.  Description of Business.

     (a) Business Development.

     I-Tech Holdings Group, Inc. (hereinafter referred to as the "Company"), was organized under the laws of the State of Colorado on December 6, 1994. The Company's executive offices are presently located at 1629 York Street, Denver, Colorado 80206, and its telephone number is (303) 691-6163.

     On June 15, 1995, the Company issued 380,000 shares of its common stock for services rendered to the Company valued at an aggregate of $380.000 or $.001 per share. The shares were issued pursuant to an exemption to registration contained in Regulation D, Rule 504 of the Securities act of 1933, as amended (the "Act"), and an exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (hereinafter referred to as the "Colorado Act"). On June 2, 1997, the Company completed an offering of 20,000,000 shares of common stock at a price of $10,000 or $.005 per share. The offering was conducted by the Company and the shares of common stock were sold pursuant to an exemption to registration contained in Regulation D, Rule 504 of the Act, and an exemption to registration under Section 11-51-308(1)(p) of the Colorado Act.


     (b) Business of Issuer.

     The Company was incorporated under the laws of the State of Colorado for the purpose of engaging in the business of environmental technologies of all types and manufacturing products related to environmental technologies. The Company may also engage in any lawful activities or business for which corporations may be formed under Articles 101 to 117 of Title 7 of the Colorado Revised Statues, as designated by the board of directors of the corporation.

     In January 1997, the Company determined that engaging in environmental technologies had not emerged as a profit making enterprise and adopted a resolution to engage in the business of business and industry consulting in disciplines relating to the experience and professions of its two leading directors and officers. As a result, the Company is currently engaged in developing a business of designing and establishing websites on the Internet for clients.


Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations
------------------

     With the emergence of the popularity of the Internet, many companies are now placing information about their business on Internet sites. Developing and establishing an Internet location and the techniques necessary to design and complete the electronic signals and accompanying graphics is a sophisticated process and needs the skills of a person experienced in computers, electronics and graphics. As a result, those persons who have devoted their skills to this new profession, are termed "webmasters."

     The principals of the Company have had years of experience in computer programing and in film and video production which they intend to use in the expansion of the business of the Company. (See Item 5, "Directors, Executive Officers, Promoters and Control Persons"). The Company intends to engage in the business of producing, on a contract basis, customized Internet websites and pages for its clients. In furtherance of the business plan the principals of the Company intend to develop a program to attract prospective clients through advertising, word of mouth, and using their respective business contacts in the Denver, Colorado area.

     The Company has been able to raise only a small amount of working capital and the purpose of registering under the Securities Exchange Act of 1934 is to better continue to raise working capital from those investors who wish to have their investments in a company reporting its activities under the provisions of the Securities Exchange Act of 1934.

     The Company intends to attempt to raise additional working capital in one or more of various means including but not necessarily limited to debt instruments, convertible debentures, equities and joint venture enterprises. However, there is no assurance whatsoever that such working capital will be available to the Company in any of the above various forms, and if available that the provisions of the capital will be attractive to the Company.


Financial Condition, Capital Resources and Liquidity
-----------------------------------------------------

     At September 30, 1997, the Company had assets totaling $8,883.00 and $800.00 in liabilities. Since the Company's inception, it has received a total of $13,000 in cash and $380 in services paid as consideration for the issuance of Common and Preferred Stock.

     The Company may be considered a start-up enterprise even though the corporation was established in 1994. At the date of this registration statement, the Company has not yet engaged in any business, other than planning and capital formation activities, and has had no revenues. Future continuing activities may depend substantially upon the experience and abilities of its two officers and directors, Messrs. Trumbule and Burch, until such time as other persons skilled in the business of the Company are employed.

     The Company has not projected any definitive future revenues for the Company based upon its proposed business activities of designing and establishing Internet sites for clients. The principals of the Company have determined that the Company will be able to charge approximately $1,000 per site as a basis price plus $200 per page, excluding custom art and graphics, designed and situated on the Internet. The Company's business is a highly personal and service oriented business.

     The Company owns no computer equipment and will necessarily depend upon utilization of equipment owned by the principals of the Company who have agreed to allow the use of such computers at a modest rental fee of $50 per month for two state-of-the-art computers capable of producing programing for Internet websites.

     In the event the Company is slow to acquire client contracts to design and produce Internet websites, the existing capital of the Company may not be sufficient to carry on the stated purpose of the Company, or in the alternative the development of the business will be delayed.


Item 3.  Description of Property.

     The Company owns no real or personal property and maintains its executive offices at business offices located at 1629 York Street, Denver, Colorado 80206. Its telephone number is (303) 691-6163. The Company has agreed, commencing February 1, 1997, to pay a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement; which arrangement is expected to be adequate to meet the Company's foreseeable future needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information as of October 30, 1997, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                        Shares
Name and Address of                     Beneficially               Percent
Beneficial Owner                        Owned                      of Class
--------------------------------        ------------------         --------

Gerald H. Trumbule*                         50,000                   2.5%
1629 York Street
Denver, CO 80206

Clark Burch*                                50,000                   2.5%
529 Cherokee Street
Denver, CO 80204

Mansfield Consultants Limited           18,300,000                    90%
c/o David R. Reitsema, Esq.
4155 E. Jewell Avenue, Suite 909
Denver, CO 80222

All Executive Officers and Directors       100,000                    5%
as a Group (two persons)

---------------------

     *Executive officer and member of the Board of Directors of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

     Set forth below are the names, ages and positions with the Company and business experience of the executive officers and directors of the Company.

Name                             Age            Position(s) with Company
------                           ---            --------------------------
Gerald H. Trumbule*              56             President and Director

Clark Burch*                     52             Secretary/Treasurer and Director

----------------

     *The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. It is anticipated that Messrs. Trumbule and Burch will devote such time and effort as may be necessary to participate in the day-to-day management of the affairs of the Company.

Family Relationships

     No family relationship exists between the executive officers and directors of the Company.

Business Experience

     Gerald H.  Trumbule,  Ph.D.  has been the  President  of the Company  since
January 2, 1997. Since 1979, Dr. Trumbule has been and currently is the President of The Education Centers of Colorado, a private company which supplies corporate computer training and support. Dr. Trumbule was the founder and director of the Western States Film Institute and has directed over 50 commercials and documentaries in film and video. Dr. Trumbule was formerly the founder and director of Sebastian House, Inc., a non-profit educational corporation; Assistant Professor of Psychology, University of Toronto, Ontario; Fellow, Institute of Neurological Sciences, University of Pennsylvania; and Research Assistant, Walter Reed Army Institute of Research and NASA Space Research Laboratory, College Park, MD. Dr. Trumbule's degrees include B.S. Psychology - University of Maryland 1965, M.S. Experimental Psychology - University of Pennsylvania 1966, and Ph.D. Physiological Psychology (ABD) - University of Pennsylvania 1970.

     Clark Burch has been the Secretary and a Director of the Company since January 2, 1997, and prior to that he was the President of the Company from inception. He is a video producer-director of television productions. Mr. Burch has been, and currently is, the President of ArtsWorth, Inc., a music and video production company. Mr. Burch has produced and directed 110 half-hour programs of "Comminatcha Live", a cable television series now in its third re-run. He has produced the following video music productions: "Queen of the Night" - Julie Young, performer 1985; "The Big Thompson" - Chuck Pyle, performer; and "Life Explodes" - The Live Explodes Band. Mr. Burch obtained a Bachelor of Arts Degree from Mankato State University in 1966. He is a member of the Rocky Mountain Music Association, Denver, Colorado. From 1982 to 1985, Mr. Burch was actively engaged as a licensed real estate agent.


Item 6.  Executive Compensation.

                                                 SUMMARY OF COMPENSATION TABLE


                                                                                  Long Term Compensation
                                    Annual Compensation                                   Awards               Payouts
                           --------------------------------------------------------------------------------------------------------
(a)                (b)       (c)               (d)              (e)             (f)              (g)            (h)        (i)
Name                                                          Other                            Securities                   All
and                                                           Annual          Restricted       Underlying                   Other
Principal                                                     Compen-         Stock            SAR's          LTIP         Compen
Position          Year     Salary($)        Bonus($)          sation ($)      Awards ($)       (#)            Payouts ($)  sation($)
------------------------------------------------------------------------------------------------------------------------------------

Gerald H.         1997     -0-              -0-               -0-             -0-              -0-            -0-            -0-
Trumbule
President


Clark             1997     -0-              -0-               -0-             -0-              -0-            -0-            -0-
Burch
Secretary

Proposed Remuneration
---------------------

     The Company proposes to compensate its officers and directors at a time commencing when the revenues of the Company can adequately maintain such an expenditure without encumbering the on-going continuation of the Company and its business goals. The amount of such compensation has not been determined at the time of this registration statement.

Item 7. Certain Relationships and Related Transactions.

     The Company maintains its executive offices at business offices leased by its president at 1629 York Street, Denver, Colorado 80206. The Company has agreed to pay, commencing February 1, 1997, a minimum of $100 per month in rent on a month-to-month basis for this office-sharing arrangement. The Company believes that the terms of this arrangement are more favorable than those which could have been obtained from an unaffiliated third party for comparable arrangements in the Denver, Colorado, area.

Item 8. Description of Securities.

     The Company is authorized to issue 50,000,000 shares of its Common Stock, no par value, and 5,000,000 shares of its Preferred Stock, no par value.

Description of Common Stock
---------------------------

     Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any pre-emptive right to subscribe for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and nonassessable.

     Each shareholder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so.

Description of Preferred Stock
------------------------------

     The Directors have assigned the following preferences to the issued and outstanding shares of Preferred Stock: (i) the Preferred Stock shall be non-voting, (ii) the holders of the Preferred Stock, as a group, shall have the right to receive, pro rata, upon dissolution or winding up of the Company, 10% of the assets of the Company prior to division and distribution of assets to the holders of the Company's Common Stock.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common and Preferred Stock is Corporate Stock Transfer, Inc., 370 17th Street, Suite #2350, Denver, Colorado 80202.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on December 6, 1994.

     (b) Holders.

     As of October 30, 1997, the Company had 43 (forty-three) shareholders of record of its 20,380,000 issued and outstanding shares of Common Stock and one
(1) holder of 300,000 shares of Preferred Stock.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3. Changes in and Disagreements with Accountants.

     There has been no change in the Company's independent accountant, Kish, Leake & Associates, P.C., 7901 East Belleview Avenue, Suite #220, Englewood, Colorado 80111, during the Company's two most recent fiscal years ended December 31, 1995 and 1996 and the Period December 6, 1994 (Inception) through September 30, 1997.

Item 4. Recent Sales of Unregistered Securities.

     The Company, in June 1997, sold and issued 300,000 shares of its Preferred Stock in an aggregate amount of $3,000.00 under the exemption to registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act") and 11-51-308(1)(i) of the Colorado Securities Act, as amended (the "Colorado Act"). In June 1995 the Company sold and issued 380,000 shares of Common Stock, in an aggregate amount of $380.00, under the exemption provided by Regulation D, Rule 504 of the 1933 Act and Section 11-51-308(p) of the Colorado

Act. Subsequently on June 2, 1997, the Company sold and issued 20,000,000 shares of its Common Stock in an aggregate amount of $10,000.00 under the exemption provided by Regulation D, Rule 504 of the 1933 Act.

     The facts relied upon by the Company to make the exemptions available include the following: (i) the aggregate offering price for the offerings of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) the required number of manually executed originals and true copies of Form D, accompanied, in connection with the Colorado notification of exemption, with the appropriate exemption fee, were duly and timely filed with the U.S. Securities and Exchange Commission and the Colorado Division of Securities; (iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.


Item 5. Indemnification of Directors and Officers.

     Article XIII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a Director, officer, employee or agent of the Corporation to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written option, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D of this Article upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     F. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, and the Bylaws, agreement, vote of the shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

     The Company has no agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                    PART F/S

     The Financial Statements of I-Tech Holdings Group, Inc., required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                           ITech Holdings Group, Inc.


                                TABLE OF CONTENTS

                                                               Page
                                                               ----

         Independent Auditors' Report                            1

         Financial Statements

                  Balance Sheet                                  2

                  Statement of Operations                        3

                  Statement of Cash Flows                        4

                  Statement of Shareholder's Equity              5

                  Notes to the Financial Statements             6-9

                           ITech Holdings Group, Inc.


                              FINANCIAL STATEMENTS

                                      with

                          Independent Auditors' Report

                 For the Years Ended December 31, 1995, 1996 and
               the Unaudited Interim Period Ended May 31, 1997 and the Unaudited Period December 6, 1994 (Inception) through May 31, 1997

                        Kish - Leake & Associates, P.C.
                          Certified Public Accountant

J.D. Kish, C.P.A., M.B.A                       7901 E. Belleview Ave., Suite 220
James D. Leake, C.P.A., M.T.                           Englewood, Colorado 80111
---------------------------                             Telephone (303) 779-5006
Arleen R. Brogan, C.P.A.                                Facsimile (303) 779-5724


                          Independent Auditor's Report


We have audited the accompanying balance sheet of ITech Holdings Group, Inc. (a Developmental Stage Company), at December 31, 1995, 1996, and the related statement of operations, shareholders' equity, and cash flows for the year ended December 31, 1995, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ITech Holdings Group, Inc. at December 31, 1995, 1996 and the results of its operations and its cash flows for the years ended December 31, 1995, 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is in the development stage and has no operations as of December 31, 1996. The lack of sufficient working capital to operate as of December 31, 1996 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.





/s/  Kish, Leake & Associates, P.C.
--------------------------------------
Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
February 1, 1997

ITech Holdings Group, Inc.
(A Development Stage Company)
Balance Sheet

--------------------------------------------------------------------------------
                                                          Unaudited    Audited
                                                 NOTES    September    December
                                                 -----    30, 1997     31, 1996
                                                          --------     --------



ASSETS

Current Assets  Cash                                       $  8,883    $      0
                                                           ========    ========


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES  Due To Related Entity For Rent                $    800    $      0
                                                           --------    --------

SHAREHOLDERS' EQUITY                             1,2,5

Common Stock, No Par Value
 Authorized 50,000,000 shares; Issued And
 Outstanding At May 31, 1997 (Unaudited)
 20,380,000 Shares At December 31, 1996
 380,000 Shares                                              10,480         480

Preferred Stock, No Par Value,
 Non Voting, Authorized 5,000,000 shares;
 Issued And Outstanding 300,000 Shares                        3,000           0


Deficit Accumulated During
The Development Stage                                        (5,397)       (480)
                                                           --------    --------

TOTAL SHAREHOLDERS' EQUITY                                    8,083           0
                                                           --------    --------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                       $  8,883    $      0
                                                           ========    ========





    The Accompanying Notes Are An Integral Part Of These Financial Statements



ITech Holdings Group, Inc.
(A Development Stage Company)
Statement Of Operations

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Unaudited
                                                                                                                        December
                                                                                                 Unaudited               6,1994
                                                                                                Nine Months            (Inception)
                                                       Year Ended           Year Ended             Ended                 Through
                                                        December             December            September              September
                                      Notes             31, 1995             31, 1996             30, 1997               30, 1997
                                      -----             --------             --------             --------               --------



Revenue                                               $          0          $          0         $          0          $          0
                                                      ------------          ------------         ------------          ------------

Consulting                                                       0                     0                    0                   380
Fees                                                             0                     0                  265                   265
Legal & Accounting                                               0                     0                2,750                 2,750
Office                                                           0                     0                  122                   122
Rent                                                           100                     0                  800                   900
Stock Transfer                                                   0                     0                  980                   980
                                                      ------------          ------------         ------------          ------------
Total Expenses                                                 100                     0                4,917                 5,397

Net (Loss)                                            $       (100)         $          0               (4,917)               (5,397)
                                                      ============          ============         ============          ============

Net (Loss) Per Common Share              1            $      (0.00)         $       0.00         $      (0.00)         $      (0.00)
                                                      ============          ============         ============          ============


Common Shares Outstanding                2                 380,000               380,000           20,380,000            20,380,000
                                                      ============          ============         ============          ============





                           The Accompanying Notes Are An Integral Part Of These Financial Statements.



                                                             3


ITech Holdings Group, Inc.
(A Development Stage Company)
Statement Of Cash Flow

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Unaudited
                                                                                                          Unaudited        6, 1994
                                                                                                         Nine Months     (Inception)
                                                                     Year Ended        Year Ended           Ended          Through
                                                                      December          December          September        September
                                                    Notes             31, 1995          31, 1996          30, 1997         30, 1997
                                                    -----             --------          --------          --------         --------

Net (Loss)                                                            $   (100)         $      0         $ (4,917)         $ (5,397)
                                                                      --------          --------         --------          --------

Plus Items Not Affecting Cash Flow:                                          0                 0                0                 0

Increase In Accounts Payable                                                 0                 0              800               800

Net Cash Flows From Operations                                            (100)                0           (4,117)           (4,597)
                                                                      --------          --------         --------          --------

Cash Flows From Investing Activities:

Net Cash Flows From Investing:                                               0                 0                0                 0
                                                                      --------          --------         --------          --------
Cash Flows From Financing Activities:

Common Stock Issued For Services                      2                                                                         380
Common Stock Issued For Cash                                                                               10,000            10,000
Contributed Capital                                   2                                                                         100
Preferred Stock Issued For Cash                       2                      0                 0            3,000             3,000
                                                                      --------          --------         --------          --------
Net Cash Flows From Financing:                                               0                 0           13,000            13,480

Net Increase (Decrease) In Cash                                           (100)                0            8,883             8,883
Cash At Beginning Of Period                                                100                 0                0                 0
                                                                      --------          --------         --------          --------
Cash At End Of Period                                                 $      0          $      0         $  8,883          $  8,883
                                                                      ========          ========         ========          ========



Summary Of NonCash Investing And Financing
 Activities:                                                          $      0          $      0         $      0          $      0
                                                                      ========          ========         ========          ========



                            The Accompanying Notes Are An Integral Part Of These Financial Statements.



                                                            4




ITech Holdings Group, Inc.
(A Development Stage Company)
Unaudited Statement Of Shareholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Net (Loss)
                                                                                                          Accumulated
                                                   Number Of      Number Of                               During The
                                                    Shares          Shares      Common       Preferred    Development
                                          NOTES     Common        Preferred      Stock         Stock         Stage          Total
                                          -----     ------        ---------      -----         -----         -----          -----

Balance At December 6, 1994                 2             0              0    $         0   $         0   $         0    $        0

June 15, 1995 issued
 380,000 Shares Of No Par Value
 Common Stock for services valued at
 $380 or $.001 per share                            380,000              0            380             0                         380



Additional Capital Contribution                                                       100                                       100

Net (Loss)                                                                                                       (380)         (380)
                                                -----------    -----------    -----------   -----------   -----------    ----------

Balance At December 31, 1995                        380,000              0            480             0          (380)          100

Net (Loss)                                                                                                       (100)         (100)
                                                -----------    -----------    -----------   -----------   -----------    -----------

Balance At December 31, 1996                        380,000              0            480             0          (480)            0

January 2, 1997 issued
 300,000 Shares Of No Par Value
 Preferred Stock for  $3,000 or
 $.01 per share                                           0        300,000              0         3,000                       3,000

March & May, 1997 issued
 20,000,000 Shares Of No Par Value
 Common Stock for  $10,000 or
 $.0005 per share (Unaudited)                    20,000,000              0         10,000             0                      10,000

Unaudited Net (Loss)                                                                                           (4,917)       (4,917)
                                                -----------    -----------    -----------   -----------   -----------    -----------

Unaudited Balance At September 30, 1997          20,380,000        300,000    $    10,480   $     3,000   $    (5,397)   $    8,083
                                                ===========    ===========    ===========   ===========   ===========    ===========




                            The Accompanying Notes Are An Integral Part Of These Financial Statements.



                                                             5

ITech Holdings Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
At December 31, 1995, 1996

--------------------------------------------------------------------------------

Note 1 Organization and Summary of Significant Accounting Policies
------------------------------------------------------------------

Organization:
-------------

On  December  6,  1994,   ITech  Holdings  Group,   Inc.  ("the  Company")  was
incorporated under the laws of Colorado, to engage in the business of environmental technologies of all types and manufacturing products related to environmental technologies. The Company may also engage in any business which is permitted by the Colorado Business Corporation Act, as designated by the board of directors of the Company. In January 1997, the Company will investigate the advantages of engaging in the business of consulting services to business and industry management.

Developmental Stage:

The Company is currently in the developmental stage and has no significant operations to date.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquiddebt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended December 31, 1995, 1996 was $0. Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net (Loss) for the period by the weighted average number of shares outstanding at December 31, 1995, 1996.

Note 2 Capital Stock
--------------------

Common Stock:

The Company initially authorized 50,000,000 shares of no par value common stock. On June 15, 1995 380,000 shares of no par common stock were issued for services valued at $380 or $.001 per share.

ITech Holdings Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
At December 31, 1995, 1996

--------------------------------------------------------------------------------

Note 2 Capital Stock (Continued)
--------------------------------

Preferred Stock

The Company initially authorized 5,000,000 shares of no par value, non-voting preferred stock.

On January 22, 1997, the Company issued 300,000 shares of its no par value preferred stock for $3,000 or $.01 per share. The Directors have assigned the following preferences to the issued and outstanding shares of Preferred Stock:
(I) the Preferred Stock shall be nonvoting, (ii) the holders of the stock as a group have the right to receive, prorata, upon dissolution or winding up of the Company, 10% of the assets of the Company prior to division and distribution of assets to the holders of the Company's Common Stock.

The Company has declared no dividends through December 31, 1996.

Note 3 Income Taxes
-------------------

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes. Due to the Company's net operating loss there are no income taxes currently due. Also, there were no material differences between recorded book basis and tax basis at December 31, 1996.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of December 31, 1996, the Company has a deferred tax asset of $20 primarily for its net operating loss carry forward which has been fully reserved through a valuation allowance. The change in the valuation allowance for December 31, 1996 is $0.

Note 4 Related Party Events
---------------------------

The Company presently maintains its principal offices at an address provided by a related party at a monthly rental of $100 per month, plus any expenses of telephone, fax, and secretarial services, commencing February 1, 1997. The office is located at 1629 York Street, Denver, Colorado 80206.

ITech Holdings Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
At December 31, 1995, 1996

--------------------------------------------------------------------------------

Note 5 Basis Of Presentation
----------------------------

In the course of its development activities, the Company has sustained continuing losses and expects such losses to continue in the foreseeable future. The Company plans to continue financing its operations with stock sales and in the longer term, revenues from its operations. The Company's ability to continue as a going concern is dependent upon the successful completion of its offering of common stock, additional financing and, ultimately, upon achieving profitable operations.

Note 6 New Accounting Pronouncements
------------------------------------

SFAS No. 123, "Accounting for StockBased Compensation" (SFAS 123) issued by the FASB is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No.123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard established a fair value method of accounting for stockbased compensation plans for transactions in which an entity acquires goods and services from nonemployees in exchange for equity instruments. The Company will not adopt this accounting policy for stock based compensation but will provide the required financial statement disclosures. At this time there are no options outstanding that would cause an impact on the Company's financial position and results of operations.

Note 7 Subsequent Events
------------------------

The Company plans to offer for sale up to 4,000 units (the "Units") at $2.50 per Unit, or $.0005 per share, based on a best efforts basis to Colorado residents and nonUnited States citizens only. Each Unit is comprised of 5,000 shares of no par value common stock. The minimum purchase is 5 Units for a total offering of $10,000. The shares of common stock contained in the Units are to be issued pursuant to an exemption from registration under Section 3(b) and Regulation D, Rule 504, of the Securities Act of 1933, as amended, and to an exemption to registration provided by Section 1151 308(l)(p) of the Colorado Securities Act.

Note 8 Unaudited Interim Financial Information
----------------------------------------------

The information furnished herein was taken from the books and records of the Company without audit. The Company believes, however, that it has made all adjustments necessary to reflect properly the results of operations for the interim period ended September 30, 1997. The adjustments consist only of normal reoccurring accruals. The results of operations for the interim period ended September 30, 1997 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 1997.

ITech Holdings Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
At December 31, 1995, 1996

--------------------------------------------------------------------------------

Note 8 Unaudited Financial Information (Continued)
--------------------------------------------------

On June 2, 1997, the Company completed its offering of no par common stock and sold and issued 20,000,000 shares for an aggregate of $10,000 or $.005 per share. In August 1997 the Company determined to change its business purpose to that of designing and producing internet websites for business and industry clients on a contract basis.

                                    PART III

Item 1. Index to Exhibits

Item
Number                     Description
----------           --------------------------------------------------------

2.1* Articles of Incorporation of I-Tech Holdings Group, Inc., filed ________________.

2.2*                 Bylaws of I-Tech Holdings Group, Inc.



--------------

     *Filed herewith.

Item 2. Description of Exhibits

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            I-TECH HOLDINGS GROUP, INC.
                                            (Registrant)



Date: _________________             By: /s/
                                            ------------------------------------
                                            Gerald H. Trumbule, President